SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

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PG&E CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

1.	1.	PG&E Corporation ("Claimant")
California Corporation

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

A national energy services holding company based in San Francisco that, through its subsidiaries, provides energy services throughout North America.

1.	2.	Subsidiaries

1.	2.	1.	Elm Power Corporation
Delaware Corporation

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Formed for the purpose of repurchasing shares of PG&E Corporation common stock.

1.	2.	2.	Pacific Gas and Electric Company ("Utility")
California Corporation

77 Beale Street, 32 nd Floor
San Francisco, CA 94105

The Utility is a wholly owned subsidiary of Claimant. It is an operating public utility engaged principally in the business of supplying electric and natural gas service throughout most of Northern and Central California.

1.	2.	2.	1.	Newco Energy Corporation
California Corporation

77 Beale Street, 32nd Floor
San Francisco, CA 94105

A holding company formed to own interests in several limited liability companies, resulting from reorganization of Pacific Gas and Electric Company.

1.	2.	2.	1.	1.	ETrans LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to own the electric transmission assets of reorganized Pacific Gas and Electric Company.

1.	2.	2.	1.	2.	GTrans LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to own the natural gas transmission assets of reorganized Pacific Gas and Electric Company.

1.	2.	2.	1.	3.	Electric Generation LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to own the electric generation assets of reorganized Pacific Gas and Electric Company.

1.	2.	2.	1.	3.	1	Balch 1 and 2 Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	2.	Battle Creek Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	3.	Bucks Creek Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	4.	Chili Bar Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	5.	Crane Valley Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	6.	Desabla-Centerville Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	7.	Diablo Canyon LLC
California Limited Liability Company.

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold nuclear-electric generation assets.

1.	2.	2.	1.	3.	8.	Drum-Spaulding Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	9.	Haas-Kings River Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	10.	Hamilton Branch Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	11.	Hat Creek 1 and 2 Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	12.	Helms Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric pumped storage facility.

1.	2.	2.	1.	3.	13.	Kerckhoff 1 and 2 Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	14.	Kern Canyon Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	15.	Kilarc-Cow Creek Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	16.	McCloud-Pit Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	17.	Merced Falls Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	18.	Miocene Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	19.	Mokelumne River Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	20.	Narrows Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	21.	Phoenix Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	22.	Pit 1 Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	23.	Pit 3, 4 and 5 Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	24.	Poe Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	25.	Potter Valley Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	26.	Rock Creek-Cresta Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	27.	Spring-Gap Stanislaus Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	28.	Tule River Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	1.	3.	29.	Upper NF Feather River Project LLC
California Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold hydro-electric generation assets.

1.	2.	2.	2.	Natural Gas Corporation of California
California Corporation

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formerly held GEDA (Gas Exploration Development Account) assets.

1.	2.	2.	2.	1.	NGC Production Company
California Corporation

77 Beale Street, 32nd Floor
San Francisco, CA 94105

A wholly-owned subsidiary of Natural Gas Corporation of California.

1.	2.	2.	2.	2.	Alaska Gas Exploration Associates
California General Partnership

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Alaska Gas Exploration Associates is 50% owned by Natural Gas Corporation of California.

1.	2.	2.	3.	Pacific Conservation Services Company
California Corporation

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formerly engaged in the borrowing and lending operations required to fund Pacific Gas and Electric Company's conservation loan programs.

1.	2.	2.	4.	Calaska Energy Company
California Corporation

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formerly Pacific Gas and Electric Company's representative in the Alaska Highway Pipeline Project, which was formed to bring Prudhoe Bay natural gas to the lower 48 states.

1.	2.	2.	5.	Eureka Energy Company
California Corporation

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formerly managed the Utah coal venture on behalf of Pacific Gas and Electric Company; currently holds the Marre Ranch property in San Luis Obispo County.

1.	2.	2.	6.	Standard Pacific Gas Line Incorporated
California Corporation

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Transportation of natural gas in California; Chevron Pipe Line Company owns 14.29% interest.

1.	2.	2.	7.	Pacific California Gas System, Inc.
California Corporation

77 Beale Street, 32nd Floor
San Francisco, CA 94105

A wholly-owned subsidiary of Pacific Gas and Electric Company, which holds the intrastate (PG&E) segment of the PGT-PG&E Pipeline Expansion project.

1.	2.	2.	8.	Pacific Energy Fuels Company
California Corporation

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formerly engaged in nuclear fuel management.

1.	2.	2.	9.	Pacific Gas Properties Company
California Corporation

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Formed to hold PG&E ES' investment in Pacific Property

1.	2.	2.	9.	1.	Pacific Properties
California General Partnership

77 Beale Street, 32nd Floor
San Francisco, CA 94105

Pacific Properties is 50% owned by Pacific Gas Properties Company. Formerly held Alaska and California properties, intended for LNG purposes.

1.	2.	2.	10.	Chico Commons, a California Limited Partnership
California Limited Partnership

77 Beale Street, 32nd Floor, Suite 2400
San Francisco, CA 94105

Chico Commons, L.P. is 41% owned by Pacific Gas and Electric Company as a limited partner. Chico Commons, L.P. was created to construct and own low income housing.

1.	2.	2.	11.	PG&E Capital I Business Trust

77 Beale Street, 32nd Floor
San Francisco, CA 94105

PG&E Capital I, a business trust, is 3% owned by Pacific Gas and Electric Company. PG&E Capital I was formed as a special purpose financing vehicle for the purpose of issuing mandatorily redeemable preferred securities.

1.	2.	2.	12.	PG&E Funding, LLC
Delaware Limited Liability Company

245 Market Street, Rm 424
San Francisco, CA 94105

A direct subsidiary of Pacific Gas and Electric Company formed to own transition property and the issuance of securities.

1.	2.	2.	13.	201 Turk Street, L.P.
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

201 Turk Street, L.P. is 32.4% owned by Pacific Gas and Electric Company as a limited partner. 201 Turk Street, L.P. was created to construct and own a low income housing project.

1.	2.	2.	14.	1989 Oakland Housing Partnership Associates, L.P.
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

1989 Oakland Housing Partnership Associates, L.P. is owned 40% by Pacific Gas and Electric Company as a limited partner. 1989 Oakland Housing Partnership Associates, L.P. was created to construct and own low income housing.

1.	2.	2.	15.	1992 Oakland Regional Housing Partnership Associates, a California Limited Partnership
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

1992 Oakland Regional Housing Partnership Associates, L.P. is owned 17% by Pacific Gas and Electric Company as a limited partner. 1992 Oakland Housing Partnership Associates, L.P. was created to construct and own low income housing.

1.	2.	2.	16.	1994 Oakland Regional Housing Partnership Associates, a California Limited Partnership
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

1994 Oakland Regional Housing Partnership Associates, L.P. is owned 12% by Pacific Gas and Electric Company as a limited partner. 1994 Oakland Regional Housing Partnership Associates, L.P. was created to construct and own low income housing.

1.	2.	2.	17.	Pacific Gas and Electric Housing Fund Partnership, L.P.
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Pacific Gas and Electric Housing Fund Partnership, L.P. is owned 99.9% by Pacific Gas and Electric Company as a limited partner. Pacific Gas and Electric Housing Fund Partnership, L.P., invests in projects that construct and own low income housing.

1.	2.	2.	18.	Merritt Community Capital Fund V, L.P.
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Merritt Community Capital Fund V, L.P. is owned 2.2% by Pacific Gas and Electric Company as a limited partner. Merritt Community Capital Fund V, L.P., was created to construct and own low income housing.

1.	2.	2.	19.	Schoolhouse Lane Apartments L.P.
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Schoolhouse Lane Apartments, L.P. is owned 99% by Pacific Gas and Electric Company as a limited partner. Schoolhouse Lane Apartments, L.P., was created to construct and own low income housing.

1.	2.	2.	20.	PG&E Holdings, LLC
Delaware Limited Liability Company

77Beale Street, 32nd Floor
San Francisco, CA 94105

A direct subsidiary of Pacific Gas and Electric Company Formed for the purpose of holding repurchased shares of Pacific Gas and Electric Company.

1.	2.	2.	21.	PG&E CalHydro, LLC
California Limited Liability Company

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Formed for the purpose of owning and operating a system of hydroelectric facilities and related watershed.

1.	2.	2.	22.	Alberta and Southern Gas Co., Ltd. Alberta Corporation

1500 Bankers Hall 855-2nd Street S.W. Calgary, Alberta T2P 4J7 Canada

A wholly-owned Canadian subsidiary of Pacific Gas and Electric Company formerly engaged in purchasing natural gas in Canada for the California market.

1.	2.	3.	PG&E National Energy Group, LLC
(formerly NEG Holdings, LLC)
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed for the purpose of holding stock of PG&E National Energy Group, Inc.

1.	2.	3.	1.	PG&E National Energy Group, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

A holding company formed for the purpose of owning, both directly and indirectly, subsidiary holding companies and subsidiary operating companies. The operating companies are predominately in the electric generation field.

1.	2.	3.	1.	1.	PG&E Enterprises
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed as a holding company for oil and gas, real estate, electric generation, and technology investments.

1.	2.	3.	1.	1.	1.	PG&E National Energy Group Holdings Corporation
(formerly PG&E Shareholdings, Inc.)
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Holding company for PG&E National Energy Group generating and energy trading subsidiaries.

1.	2.	3.	1.	1.	1.	1.	Properties Holdings, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Holding company for PG&E Properties entities.

1.	2.	3.	1.	1.	1.	1.	1.	Gilia Enterprises
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Real estate investment company; general partner in Marengo Ranch Joint Venture and Oat Creek Associates Joint Venture.

1.	2.	3.	1.	1.	1.	1.	1.	1.	Marengo Ranch Joint Venture California Partnership

4615 Cowell Blvd. Davis, CA 95616

Land development in Sacramento County, California.

1.	2.	3.	1.	1.	1.	1.	1.	2.	Oat Creek Associates Joint Venture California Partnership

4615 Cowell Blvd. Davis, CA 95616

Land development in Yolo County, California.

1.	2.	3.	1.	1.	1.	1.	2.	DPR, Inc.
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

A real estate investment company.

1.	2.	3.	1.	1.	1.	1.	3.	The Conaway Ranch Company
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Partner in the Conaway Conservancy Group.

1.	2.	3.	1.	1.	1.	1.	3.	1.	Conaway Conservancy Group Joint Venture
California Partnership

4615 Cowell Blvd.
Davis, CA 95616

Owns property in Yolo County, California.

1.	2.	3.	1.	1.	1.	1.	4.	BPS I, Inc.
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Limited partner in Alhambra Pacific Joint Venture.

1.	2.	3.	1.	1.	1.	1.	5.	Alhambra Pacific Joint Venture
California Partnership

4615 Cowell Blvd.
Davis, CA 95616

Owns property in Yolo County, California.

1.	2.	3.	1.	1.	1.	1.	6.	Valley Real Estate, Inc. California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD20814-6161

Real estate development.

1.	2.	3.	1.	1.	1.	2.	PG&E Generating Company, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Holding company for PG&E National Energy Group Company operating company activities.

1.	2.	3.	1.	1.	1.	2.	1.	PG&E Generating Energy Group, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Holding company for PG&E National Energy Group merchant projects and USGen New England, Inc.

1.	2.	3.	1.	1.	1.	2.	1.	1.	PG&E Generating Energy Holdings, Inc. Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Formed to be the holding company for certain 1% membership interests in limited liability companies under PG&E Generating Energy Group, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	2.	Spencer Station Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Limited partner in Spencer Station Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	3.	Badger Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Formed to own a membership interest in Badger Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	4.	MidColumbia Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Formed to own a membership interest in MidColumbia Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	4.	1.	MidColumbia Generating Company, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Proposed development project in the State of Washington.

1.	2.	3.	1.	1.	1.	2.	1.	5.	Black Hawk III Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

General and limited partner in Lake Road Generating Company, L.P.; holds membership interest in Lake Road Power I, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	5	1.	Lake Road Power I, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed to own a partnership interest in Lake Road Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	6.	Harlan Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

General and limited partner in Umatilla Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	6.	1.	Umatilla Generating Company, L.P.
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Electric generating facility to be located near Umatilla, Oregon.

1.	2.	3.	1.	1.	1.	2.	1.	7.	Morrow Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Formed to own a membership interest in Morrow Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	7.	1	Morrow Generating Company, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Formed to develop, construct, manage and own a 550 MW electric generating facility to be located in Morrow County, Oregon.

1.	2.	3.	1.	1.	1.	2.	1.	8.	Peach IV Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

General partner in Lake Road Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	8.	1.	Lake Road Power II, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed to hold a partnership interest in Lake Road Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	9.	Juniper Power Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

General partner in Umatilla Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	10.	Plover Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

General and limited partner in Mantua Creek Generating Company, L.P. and Mantua Creek Urban Renewal, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	11.	Beech Power Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

General partner in Mantua Creek Generating Company, L.P. and Mantua Creek Urban Renewal, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	11.	1.	Mantua Creek Urban Renewal, L.P.
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Special purpose tax partnership formed to own and lease the Mantua Creek Project.

1.	2.	3.	1.	1.	1.	2.	1.	12.	First Arizona Land Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed to enter into real estate options in the State of Arizona for the Harquahala Project.

1.	2.	3.	1.	1.	1.	2.	1.	13.	First California Land Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed to enter into real estate options and/or leases in the State of California.

1.	2.	3.	1.	1.	1.	2.	1.	14.	PG&E Generating New England, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed to own a 100% membership interest in PG&E Generating New England, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	14.	1.	PG&E Generating New England, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	15.	Attala Power Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Owns Attala Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	16.	Kentucky Hydro Holdings, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Holding company formed to acquire an equity interest in two (2) hydro generating projects in Kentucky.

1.	2.	3.	1.	1.	1.	2.	1.	17.	San Gorgonio Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Owns Mountain View Power Partners, LLC and Mountain View Power Partners II, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	18.	GenHoldings I, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

To serve as borrower for construction financing for Athens, Covert and Harquahala (Millenium is included as equity) projects.

1.	2.	3.	1.	1.	1.	2.	1.	18.	1.	Osprey Power Corporation California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

General and limited partner in Millennium Power Partners, L.P.; owns Magnolia Power Corporation.

1.	2.	3.	1.	1.	1.	2.	1.	18.	1.	1.	Magnolia Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

General Partner in Millennium Power Partners, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	18.	2.	Black Hawk Power Corporation California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

General and limited partner in Athens Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	18.	3.	Peach I Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

General partner in Athens Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	18.	4.	Harquahala Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Owns membership interest in Harquahala Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	19.	Long Creek Power Corporation (formerly Kennerdell Power Corporation) Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Formed to own a membership interest in Long Creek Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	19.	1.	Long Creek Generating Company, LLC (formerly Kennerdell Generating Company, LLC) Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Formed to develop, own, manage, and operate a merchant electric generating facility to be located in North Carolina.

1.	2.	3.	1.	1	1	2.	1.	20.	La Paloma Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Formed to own a membership interest in La Paloma Generating Company, LLC.

1.	2.	3.	1.	1	1	2.	1.	21.	Liberty Generating Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Formed to own a membership interest in Liberty Generating Company, LLC.

1.	2.	3.	1.	1	1	2.	1.	21.	1.	Liberty Urban Renewal, LLC Delaware Limited Liability Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Special purpose limited liability company formed to own and lease a merchant electric generating facility to be located in Linden, New Jersey.

1.	2.	3.	1.	1	1	2.	1.	22.	Otay Mesa Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Inactive; originally formed to own a membership interest in Otay Mesa Generating Company, LLC.

1.	2.	3.	1.	1	1	2.	1.	23.	Bluebonnet Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Formed to own an interest in Bluebonnet Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	23.	1.	Bluebonnet Generating Company, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed to develop, own, manage, and operate a merchant electric generating facility to be located in Texas.

1.	2.	3.	1.	1.	1.	2.	1.	24.	Meadow Valley Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Formed to own a membership interest in Meadow Valley Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	24.	1.	Meadow Valley Generating Company, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Formed to develop, own, manage, and operate a merchant electric generating facility to be located in Nevada.

1.	2.	3.	1.	1.	1.	2.	1.	25.	Madison Wind Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Formed to own a membership interest in Madison Windpower, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	26.	Okeechobee Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Formed to own a membership in Okeechobee Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	27.	PG&E Dispersed Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Formed to own a membership interest in PG&E Dispersed Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	28.	Covert Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Formed to own a membership interest in Covert Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	29.	Goose Lake Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Formed to own a membership interest in Goose Lake Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	29.	1.	Goose Lake Generating Company, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Merchant electric generating facility to be constructed in Goose Lake, Illinois.

1.	2.	3.	1.	1.	1.	2.	1.	30.	Attala Energy Company, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Special purpose entity formed for the tolling portion of the Attala Project.

1.	2.	3.	1.	1.	1.	2.	1.	31.	White Pine Generating Company, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Project development company in the State of Nevada.

1.	2.	3.	1.	1.	1.	2.	2.	PG&E Generating Power Group, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Holding company for PG&E National Energy Group operating projects.

1.	2.	3.	1.	1.	1.	2.	2.	1.	Aplomado Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Investment company for the Panther Creek Project.

1.	2.	3.	1.	1.	1.	2.	2.	2.	Beale Generating Company
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Holding company.

1.	2.	3.	1.	1.	1.	2.	2.	2.	1.	Indian Orchard Generating Company, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

49% membership interest in MASSPOWER, L.L.C.

1.	2.	3.	1.	1.	1.	2.	2.	2.	1.	1.	MASSPOWER, L.L.C. (Formerly MASSPOWER, Inc.)
Delaware Limited Liability Company

1001 Louisiana Street
Room 2904A
Houston, Texas 77002

30% General partnership interest in MASSPOWER.

1.	2.	3.	1.	1.	1.	2.	2.	2.	2.	JMC Altresco, Inc.
Colorado Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Holding company for subsidiaries/projects acquired through acquisition of Altresco Financial, Inc.

1.	2.	3.	1.	1.	1.	2.	2.	2.	2.	1.	Altresco, Inc.
Colorado Corporation

One Bowdoin Square
Boston, MA 02114

General Partner - Pittsfield Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	2.	2.	2.	Berkshire Pittsfield, Inc.
Colorado Corporation

One Bowdoin Square
Boston, MA 02114

General Partner - Berkshire Feedline Acquisition Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	2.	2.	2.	1.	Berkshire Feedline Acquisition Limited Partnership
Massachusetts Limited Partnership

235 Merrill Road
Pittsfield, MA 01201

Owner of pipeline connecting Pittsfield Generating Company, L.P. facility and El Paso facilities.

1.	2.	3.	1.	1.	1.	2.	2.	2.	2.	3.	Pittsfield Partners, Inc.
Colorado Corporation

One Bowdoin Square
Boston, MA 02114

Limited Partner - Pittsfield Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	2.	3.	JMC Iroquois, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

4.57% General Partner and .36% Limited Partner in Iroquois Gas Transmission System, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	2.	3.	1.	Iroquois Gas Transmission System, L.P.
Delaware Limited Partnership

One Corporate Drive, Suite 600 Shelton, Connecticut 06484

Owner of a 375 mile natural gas pipeline extending through New York State and Connecticut providing services to markets in New York, New Jersey and New England.

1.	2.	3.	1.	1.	1.	2.	2.	2.	4.	JMC Selkirk Holdings, Inc.
Delaware Corporation

One Bowdoin Square
Boston, MA 02114

100% ownership of JMC Selkirk, Inc. and JMCS I Holdings, Inc.

1.	2.	3.	1.	1.	1.	2.	2.	2.	4.	1.	JMC Selkirk, Inc.
Delaware Corporation

One Bowdoin Square
Boston, MA 02114

Managing General Partner and Limited Partner of Selkirk Cogen Partners, L.P. Limited Partner interest (46.57%) in PentaGen Investors, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	2.	4.	1.	1.	PentaGen Investors, L.P.
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Limited partner (5.2502% preferred percentage interest) in Selkirk Cogen Partners, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	2.	4.	2.	JMCS I Holdings, Inc.
Delaware Corporation

One Bowdoin Square
Boston, MA 02114

General Partner (.50%) and Limited Partner (2.93%) interests in PentaGen Investors, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	2.	5.	Orchard Gas Corporation
Delaware Corporation

One Bowdoin Square
Boston, MA 02114

Administration and monitoring of gas supply for MASSPOWER project.

1.	2.	3.	1.	1.	1.	2.	2.	3.	Mason Generating Company
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Holding Company.

1.	2.	3.	1.	1.	1.	2.	2.	3.	1.	J. Makowski Associates, Inc.
Massachusetts Corporation

One Bowdoin Square
Boston, MA 02114

Serve as Administrator for PentaGen Investors, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	4.	Eagle Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Holds partnership interests in Logan Generating Company, L.P., Granite Generating Company, L.P., and Keystone Cogeneration Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	4.	1.	Granite Generating Company, L.P.
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Limited partner in Keystone Urban Renewal Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	4.	1.	1.	Granite Water Supply Company, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Supplies water for the Logan Project.

1.	2.	3.	1.	1.	1.	2.	2.	4.	2.	Keystone Cogeneration Company, L.P.
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

General partner in Keystone Urban Renewal Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	4.	2.	1.	Keystone Urban Renewal Limited Partnership Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Special purpose partnership formed to own and lease the Logan Project.

1.	2.	3.	1.	1.	1.	2.	2.	5.	Larkspur Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

General partner and limited partner in Hermiston Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	6.	Buckeye Power Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

General partner in Hermiston Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	7.	Raptor Holdings Company
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Holding company for Cedar Bay project entities; owns PG&E Management Services Company.

1.	2.	3.	1.	1.	1.	2.	2.	7.	1.	Gray Hawk Power Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Owns Cedar Bay Cogeneration, Inc.

1.	2.	3.	1.	1.	1.	2.	2.	7.	1.	1.	Cedar Bay Cogeneration, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

General and limited partner in Cedar Bay Generating Company, Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	7.	2.	PG&E Management Services Company
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Inactive.

1.	2.	3.	1.	1.	1.	2.	2.	8.	Toyan Enterprises
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Limited partner in Indiantown Cogeneration, L.P.; general partner in Indiantown Project Investment Partnership, L. P.

1.	2.	3.	1.	1.	1.	2.	2.	8.	1.	Indiantown Project Investment Partnership, L.P.
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

General partner in Indiantown Cogeneration, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	9.	Spruce Power Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Owns general partnership interest in Spruce Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	9.	1.	Spruce Limited Partnership
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Hold limited partnership interest in Colstrip Energy Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	9.	1.	1.	Colstrip Energy Limited Partnership
Montana Limited Partnership

Diamond Block Building #210 44 W 6
Helena, MT 59624

Owns and operates an electric generating facility in Colstrip, Montana.

1.	2.	3.	1.	1.	1.	2.	2.	10.	Merlin Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

General partner in Fellows Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	10.	1.	Fellows Generating Company, L.P.
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed to own, develop, finance, construct, operate and maintain an electric generation facility near Fellows, California.

1.	2.	3.	1.	1.	1.	2.	2.	11.	Pelican Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

General partner in Okeelanta Power Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	11.	1.	Okeelanta Power Limited Partnership
Florida Limited Partnership

316 Royal Poinciana Plaza
Palm Beach, FL 33480

Formed to develop, own and operate an electric generating facility in Okeelanta, Florida. Voluntarily filed a petition for relief under Chapter 11 on May 14, 1997.

1.	2.	3.	1.	1.	1.	2.	2.	12.	Peregrine Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

General partner in Chambers Cogeneration Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	12.	1.	Chambers Cogeneration, Limited Partnership
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Formed to lease, manage and operate an electric generating facility in Carneys Point, New Jersey.

1.	2.	3.	1.	1.	1.	2.	2.	13.	Heron Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

General and limited partner in Gator Generating Company, L.P. (Osceola Project).

1.	2.	3.	1.	1.	1.	2.	2.	13.	1.	Gator Generating Company, L.P.
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed to develop, own, operate and lease (as lessor) a cogeneration facility (Osceola) in Palm Beach County, Florida. Filed a voluntary petition for bankruptcy protection under Chapter 11 on May 14, 1997.

1.	2.	3.	1.	1.	1.	2.	2.	14.	Jaeger Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

General and limited partner in Northampton Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	15.	Falcon Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

General and limited partner in Scrubgrass Generating Company, L.P.; owner of Scrubgrass Power Corp.

1.	2.	3.	1.	1.	1.	2.	2.	15.	1.	Scrubgrass Power Corp.
Pennsylvania Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

General partner in Scrubgrass Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	16.	Eucalyptus Power Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

General partner in Citrus Generating, Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	16.	1.	Citrus Generating Company, L.P.
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Inactive.

1.	2.	3.	1.	1.	1.	2.	2.	17.	Cooper's Hawk Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

General partner in Citrus Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	18.	Loon Power Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Incactive.

1.	2.	3.	1.	1.	1.	2.	2.	19.	Iroquois Pipeline Investment, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

General partner in Iroquois Gas Transmission System, L.P.

1.	2.	3.	1.	1.	1.	3.	PG&E Generating Services, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Holding company for PG& E National Energy Group service entities.

1.	2.	3.	1.	1.	1.	3.	1.	J. Makowski Pittsfield, Inc.
Delaware Corporation

One Bowdoin Square
Boston, MA 02114

Administrative Agent - Pittsfield Generating Company, L. P.

1.	2.	3.	1.	1.	1.	3.	2.	J. Makowski Services, Inc.
Delaware Corporation

One Bowdoin Square
Boston, MA 02114

Administrative Agent for MASSPOWER Project.

1.	2.	3.	1.	1.	1.	3.	3.	JMCS I Management, Inc.
Delaware Corporation

One Bowdoin Square
Boston, MA 02114

Administrative Agent for Selkirk Cogen Partners, L.P.

1.	2.	3.	1.	1.	1.	3.	4.	PG&E Construction Agency Services I, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed to act as construction agent under the Master Turbine Trust with GE.

1.	2.	3.	1.	1.	1.	3.	5.	PG&E Construction Agency Services II, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed to act as construction agent under the Master Turbine Trust with Mitsubishi.

1.	2.	3.	1.	1.	1.	3.	6.	PG&E National Energy Group Construction Company, LLC
(formerly PG&E Construction Agency Services III, LLC)
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed for the purpose of procuring major power plant equipment.

1.	2.	3.	1.	1.	1.	3.	7.	NEG Construction Finance Company, LLC
(formerly PG&E Turbine Acquisition Company, LLC)
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed solely to administer a Master Agreement with The Shaw Group related to multi-project issues for the Covert Project and two other projects in development.

1.	2.	3.	1.	1.	1.	3.	8.	PTP Services, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed to file federal trademark applications.

1.	2.	3.	1.	1.	1.	3.	9.	PG&E Operating Services Holdings, Inc.
California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

General partner in PG&E National Energy Group Company and PG&E Operating Services Company; sole member of PG&E National Energy Group Acquisition Company, LLC.

1.	2.	3.	1.	1.	1.	3.	9.	1.	USOSC Holdings, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Holds a partnership interest in PG&E Operating Services Company.

1.	2.	3.	1.	1.	1.	3.	9.	1.	1.	PG&E Operating Services Company
California General Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed to enter into operations and maintenance activities.

1.	2.	3.	1.	1.	1.	3.	9.	2.	USGen Holdings, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Holds a partnership interest in PG&E National Energy Group Company.

1.	2.	3.	1.	1.	1.	3.	9.	2.	1.	PG&E National Energy Group Company
California General Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Develops and manages electrical generation facilities.

1.	2.	3.	1.	1.	1.	3.	9.	2.	1.	1.	First Oregon Land Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed to enter into real estate options in the State of Oregon.

1.	2.	3.	1.	1.	1.	3.	9.	2.	1.	2.	Topaz Power Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

General partner in Carneys Point Generating Company.

1.	2.	3.	1.	1.	1.	3.	9.	2.	1.	2.	1.	Carneys Point Generating Company
Delaware General Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed to lease, manage, operate and maintain a cogeneration facility in Carneys Point, New Jersey.

1.	2.	3.	1.	1.	1.	3.	9.	2.	1.	3.	Garnet Power Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

General partner in Carneys Point Generating Company.

1.	2.	3.	1.	1.	1.	3.	9.	3.	PG&E National Energy Group Acquisition Company, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed for acquisitions purposes.

1.	2.	3.	1.	1.	1.	4.	PG&E Energy Trading Holdings, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed for the purpose of holding stock in PG&E Energy Trading Holdings Corporation.

1.	2.	3.	1.	1.	1.	4.	1.	PG&E Energy Trading Holdings Corporation
(formerly PG&E Energy Trading - Power Holdings Corporation)
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Holding company for energy trading and overseas entities.

1.	2.	3.	1.	1.	1.	4.	1.	1.	PG&E ET Investments Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Limited partner in PG&E Energy Trading - Power, L.P.

1.	2.	3.	1.	1.	1.	4.	1.	1.	1.	PG&E Energy Trading-Power, L.P.
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Engaged in electric power marketing and trading; owns a 100% membership interest in PG&E ET Synfuel 166, LLC and PG&ET Synfuel #2, LLC.

1.	2.	3.	1.	1.	1.	4.	1.	1.	1.	1.	PG&E ET Synfuel 166, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Formed to acquire a synthetic fuel production facility located in South Carolina.

1.	2.	3.	1.	1.	1.	4.	1.	1.	1.	2.	PG&E ET Synfuel #2, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed to acquire a synthetic fuel production facility.

1.	2.	3.	1.	1.	1.	4.	1.	2.	PG&E International, Inc.
California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Holding company for overseas project companies.

1.	2.	3.	1.	1.	1.	4.	1.	2.	1.	PG&E International Development Holdings, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Formed to own and sell an Australian pipeline development company (PG&E Gas Transmission Brisbane Pty, Ltd.).

1.	2.	3.	1.	1.	1.	4.	1.	2.	2.	Gannet Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Inactive.

1.	2.	3.	1.	1.	1.	4.	1.	2.	3.	PG&E Overseas Holdings I, Ltd.
Cayman Islands Company

P.O. Box 309, George Town
Grand Cayman, Cayman Islands, BWI

Owns PG&E Overseas Holdings II, Ltd.

1.	2.	3.	1.	1.	1.	4.	1.	2.	3.	1.	PG&E Overseas Holdings II, Ltd.
Labuan Company

Unit Level 9 (A2), Main Office Tower
Financial Park Labuan, Jalan Merdeka
87000 W.P. Labuan
Malaysia

Owns PG&E Corporation Australian Holdings Pty Ltd.

1.	2.	3.	1.	1.	1.	4.	1.	2.	3.	1.	1.	PG&E Corporation Australian Holdings Pty Ltd.
Australian Corporation

Level 33, Waterfront Place
One Eagle Street
Brisbane, Queensland 4000
Australia

Holding company for Australian entities.

1.	2.	3.	1.	1.	1.	4.	1.	2.	3.	1.	1.	1.	PG&E Energy Trading Australia Pty Ltd.
Australian Corporation

Level 33, Waterfront Place
One Eagle Street
Brisbane, Queensland 4000
Australia

Energy marketing company.

1.	2.	3.	1.	1.	1.	4.	1.	2.	3.	1.	1.	2.	PG&E Corporation Australia Pty Ltd.
Australian Corporation

Level 33, Waterfront Place
One Eagle Street
Brisbane, Queensland 4000
Australia

Provides corporate services.

1.	2.	3.	1.	1.	1.	4.	1.	2.	4.	Rocksavage Services I, Inc.
Delaware Corporation

7500 Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Inactive.

1.	2.	3.	1.	1.	1.	4.	1.	3.	PG&E Energy Trading - Gas Corporation
California Corporation

7500 Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Engaged in natural gas marketing and trading in the United States; purchases and resells energy commodities and related financial instruments.

1.	2.	3.	1.	1.	1.	4.	1.	3.	1.	PG&E Energy Trading, Canada Corporation
Alberta Corporation

335 Eighth Avenue, S.W. Suite 1740
Calgary, Alberta T2P 1CP
Canada

Engaged in natural gas marketing and trading activities in Canada.

1.	2.	3.	1.	1.	1.	4.	1.	3.	1.	1.	CEG Energy Options Inc.
Saskatchewan Corporation

2366 Avenue C North, Suite 101
Saskatoon, Saskatchewan S7L 5X5
Canada

Engaged in natural gas marketing in Saskatchewan.

1.	2.	3.	1.	1.	1.	4.	1.	3.	2.	True Quote LLC
Kentucky Limited Liability Company

9931 Corporate Campus Drive, Suite 2400
Louisville, KY 40223

Engaged in the business of designing, developing, implementing, operating and commercializing a business-to-business e-commerce vortal for the transaction of energy and energy-related products.

1.	2.	3.	1.	1.	1.	4.	1.	3.	3.	Virtual Credit Services, LLC
Delaware Limited Liability Company

7500 Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Inactive; formed to provide credit management services.

1.	2.	3.	1.	1.	2.	PG&E Overseas, Inc.
California Corporation

7500 Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

U.S. shareholder of PG&E Overseas, Ltd.

1.	2.	3.	1.	1.	2.	1.	PG&E Overseas, Ltd.
Cayman Islands Company

Maples & Calder
P.O. Box 309
George Town, Grand Cayman
Cayman Islands, B.W.I.

Holding company for PG&E Pacific I, Ltd. and PG&E Pacific II, Ltd.

1.	2.	3.	1.	1.	2.	1.	1.	PG&E Pacific I, Ltd.
Cayman Islands Company

Maples & Calder
P.O. Box 309
George Town, Grand Cayman
Cayman Islands, B.W.I.

An overseas distribution company of PG&E Overseas, Ltd.

1.	2.	3.	1.	1.	2.	1.	2.	PG&E Pacific II, Ltd.
Cayman Islands Company

Maples & Calder
P.O. Box 309
George Town, Grand Cayman
Cayman Islands, B.W.I.

An overseas distribution company of PG&E Overseas, Ltd.

1.	2.	3.	1.	1.	3.	Quantum Ventures
California Corporation

7500 Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Holding company for PG&E Energy Services entities.

1.	2.	3.	1.	1.	3.	1.	PG&E Energy Services Ventures, Inc.
Delaware Corporation

7500 Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Provides energy-related goods and services.

1.	2.	3.	1.	1.	3.	2.	Barakat & Chamberlin, Inc.
California Corporation

345 California Street, Suite 2600
San Francisco, CA 94104

Formerly provided consulting services.

1.	2.	3.	1.	1.	3.	3.	Creston Financial Group, Inc.
California Corporation

345 California Street, Suite 2600
San Francisco, CA 94104

Formerly provided financial consulting services.

1.	2.	3.	1.	1.	3.	4.	Real Estate Energy Solutions, LLC
Delaware Limited Liability Company

345 California Street, Suite 2600
San Francisco, CA 94104

In process of liquidation.

1.	2.	3.	1.	2.	PG&E Gas Transmission Corporation
California Corporation

1400 SW Fifth Avenue, Suite 900
Portland, OR 97201

100% owned by PG&E National Energy Group, Inc. Gas holding company.

1.	2.	3.	1.	2.	1.	PG&E Gas Transmission Holdings Corporation
California Corporation

1400 SW Fifth Avenue, Suite 900
Portland, OR 97201

100% owned by PG&E Gas Transmission Corporation. Formed to pursue gas transmission business opportunities.

1.	2.	3.	1.	2.	1.	1.	North Baja Pipeline, LLC
Delaware Limited Liability Company

1400 SW Fifth Avenue, Suite 900
Portland, OR 97201

100% owned by PG&E Gas Transmission Holdings Corporation. Formed for the construction and operation of a natural gas pipeline capable of transporting natural gas from Arizona to the Mexico border.

1.	2.	3.	1.	2.	2.	GTN Holdings LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Formed for the purpose of holding stock in PG&E Gas Transmission, Northwest Corporation.

1.	2.	3.	1.	2.	2.	1.	PG&E Gas Transmission, Northwest Corporation
California Corporation

1400 SW Fifth Avenue, Suite 900
Portland, OR 97201

100% owned by GTN Holdings LLC. Owns and operates gas transmission pipelines and associated facilities capable of transporting natural gas from the Canadian-U.S. border to the Oregon-California border.

1.	2.	3.	1.	2.	2.	1.	1.	Pacific Gas Transmission International, Inc.
California Corporation

1400 SW Fifth Avenue, Suite 900
Portland, OR 97201

100% owned by PG&E Gas Transmission, Northwest Corporation. Previously owned 99% of the beneficial interest of PG&E Queensland Unit Trust (which interest was sold to PG&E Gas Transmission Unit Holdings Pty Ltd. in September 1997).

1.	2.	3.	1.	2.	2.	1.	2.	Pacific Gas Transmission Company
California Corporation

1400 SW Fifth Avenue, Suite 900
Portland, OR 97201

100% owned by PG&E Gas Transmission, Northwest Corporation. Formed to pursue business opportunities in the natural gas business in the United States.

1.	2.	3.	1.	2.	2.	1.	3.	Stanfield Hub Services, LLC
Washington Limited Liability Company

1400 SW Fifth Avenue, Suite 900
Portland, OR 97201

50% owned by PG&E Gas Transmission, Northwest Corporation. Formed to pursue opportunities for construction and operation of natural gas storage facilities.

1.	2.	3.	1.	2.	2.	1.	4.	PG&E Gas Transmission Service Company LLC Delaware Limited Liability Company

1400 SW Fifth Avenue, Suite 900, Portland, OR 97201

Formed for the purpose of managing the interstate pipeline operations of PG&E Gas Transmission, Northwest Corporation and North Baja Pipeline LLC.

1.	2.	4.	PG&E Strategic Capital, Inc.
Delaware Corporation

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Formed for the purpose of engaging in telecommunications and related business activities.

1.	2.	5.	PG&E Corporation Support Services, Inc.
Delaware Corporation

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

A wholly owned subsidiary of PG&E Corporation that provides general corporate support services to the PG&E Corporation family outside the State of California.

1.	2.	6.	PG&E Ventures, LLC
Delaware Limited Liability Company

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Formed for the purpose of holding interest in other business, financing and other transactions.

1.	2.	6.	1.	Pacific Venture Capital, LLC
Delaware Limited Liability Company

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

To build and manage a portfolio of capital investments in growing energy and telecommunications companies.

1.	2.	6.	1.	1.	PG&E Ventures ePro, LLC
Delaware Limited Liability Company

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

To make and hold an investment in an e-procurement exchange.

1.	2.	6.	2.	PG&E Telecom, LLC
Delaware Limited Liability Company

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Formed for the purpose of engaging in telecommunications and related business activities.

1.	2.	6.	2.	1.	PG&E Capital, LLC
Delaware Limited Liability Company

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

An indirect, wholly-owned subsidiary of PG&E Corporation; formed for financing and other transactions related to the energy industry.

1.	2.	6.	2.	2.	PG&E Telecom Holdings, LLC Delaware Limited Liability Company

3301 Crow Canyon Road, Suite A211 San Ramon, CA 94583

Formed for the purpose of engaging in telecommunications and related business activities.

2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

2.1 Claimant and its subsidiaries, other than Pacific Gas and Electric Company, are not public utility companies for the purposes of the Public Utility Holding company Act of 1935 and do not own any such properties.

2.2 Pacific Gas and Electric Company is a public utility company. Pacific Gas and Electric Company owns and operates the following generation plants, all located in California:

Generation Type	County Location	Number of Units	Net Operating Capacity in Kilowatts (kW)
--------------------------------------	-------------------------------------	--------------	----------------
Hydroelectric: Conventional Plants	16 counties in Northern and Central California	107	2,684,100
Helms Pumped Storage Plant	Fresno	3	1,212,000
		--------------	----------------
Hydroelectric Subtotal		110	3,896,100
		--------------	----------------
Steam Plants: Humboldt Bay Hunters Point (1)	Humboldt San Francisco	2 3	105,000 377,000
		--------------	----------------
Steam Subtotal		5	482,000
		--------------	----------------
Combustion Turbines: Hunters Point (1) Mobile Turbines (2)	San Francisco Humboldt	1 3	52,000 45,000
		--------------	----------------
Combustion Turbines Subtotal		4	97,000
		--------------	----------------
Nuclear: Diablo Canyon	San Luis Obispo	2	2,174,000
		--------------	----------------
Total		121	6,649,100
		========	=========

(1) In July 1998, the Utility reached an agreement with the City and County of San Francisco regarding the Hunters Point fossil-fueled power plant, which the Independent System Operator (ISO) has designated as a "must run" facility. The agreement expresses the Utility's intention to retire the plant when it is no longer needed by the ISO.

(2) Listed to show capability: subject to relocation within the system as required.

Pacific Gas and Electric Company's electric transmission system consists of approximately 18,648 circuit miles of interconnected transmission lines of 60 kilovolt (kV) to 500 kV and transmission substations having a capacity of approximately 7,091 megawatt amperes (mVA), including spares, excluding power plant interconnection facilities. Energy is distributed to customers through approximately 116,460 circuit miles of distribution system and distribution substations having a capacity of approximately 24,894 mVA.

In 1998, Pacific Gas and Electric Company relinquished control, but not ownership, of its transmission facilities to the ISO. The operation of the transmission system in California, including facilities owned by Pacific Gas and Electric Company, is under the control of the ISO in connection with the electric industry restructuring.

Pacific Gas and Electric Company owns and operates an integrated gas transmission, storage, and distribution system in California. The Utility's system consisted of approximately 6,254 miles of transmission pipelines, three gas storage facilities, and approximately 38,410 miles of gas distribution lines.

3. The following information for the year ending December 31, 2001 with respect to claimant and each of its subsidiary public utility companies:

a) Number of kilowatt-hours (kWh) of electric energy sold (at retail or wholesale) and thousand cubic feet (Mcf) of natural or manufactured gas distributed at retail.

b) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

c) Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

d) Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

3.1 Claimant and its subsidiaries, other than Pacific Gas and Electric Company, are not public utility companies for the purposes of the Public Utility Holding company Act of 1935.

3.2 Pacific Gas and Electric Company is a public utility company located in the State of California.

Pacific Gas and Electric Company (in millions)	Year ending 12/31/01
------------------------------------------------------------------------------------------------------------------------	------------
Number of kWh of electric energy sold at retail or wholesale	50,876
Number of Mcf of natural or manufactured gas distributed at retail at retail	917
Number of kWh of electric energy distributed at retail outside the State the State	0
Number of Mcf of natural or manufactured gas distributed at retail outside the State	0
Number of kWh of electric energy sold at wholesale outside the State or at the State line	0
Number of Mcf of natural or manufactured gas sold at wholesale outside the State or at the State line	15
Number of kWh of electric energy purchased outside the State or at the State line	0
Number of Mcf of natural or manufactured gas purchased outside the State or at the State line	286

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility holding company, stating monetary amounts in United States dollars:

a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution or electric energy for sale or for the distribution at retail of natural or manufactured gas.

b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements.

4.1. PITTSFIELD GENERATING COMPANY, L.P. (EWG)

a) Pittsfield Generating Company, L.P.
235 Merrill Road
Pittsfield, MA 01202

Pittsfield Generating Company, L.P. is a 165 megawatt (MW) combined cycle, natural gas-fired cogeneration facility (the "Facility") selling power to Commonwealth Electric Company, Cambridge Electric Company, and USGen New England, Inc. and selling steam to General Electric Company.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly PG&E shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Power Group, LLC, which owns 89% of Beale Generating Company (formerly j. Makowski company, Inc.), which owns 100% of JMC Altresco, Inc., which through its subsidiaries, Altresco, Inc. (99% GP) and Pittsfield Partners, Inc. (1% L.P.), owns 100% of Pittsfield Generating Company, L.P.

c) J. Makowski Company, Inc. acquired Pittsfield Generating Company, L.P. for $4,330,000, plus liabilities valued at $3,092,000 for a total investment of $7,422,000 on September 21, 1993. The Facility went into commercial operation on September 1, 1990. Enterprises acquired an interest in the Facility on August 26, 1994, as a result of the acquisition of J. Makowski Company, Inc. by its second-tier subsidiary, Beale Generating Company.

d) Total equity as of December 31, 2001 = $49,142,818.
Net income for the twelve months ended December 31, 2001 = $25,981,281.

e) PG&E Operating Services Company provides operations and maintenance services to Pittsfield Generating Company, L.P. PG&E Operating Services Company earns a base fee of $400,000 per annum plus performance bonuses, together with reimbursement of its direct costs.

Pittsfield Generating Company, L.P. has gas enabling agreements with Selkirk Cogen Partners, MASSPOWER, and PG&E Energy Trading - Gas Corporation pursuant to which it may enter into non-firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

Pittsfield Generating Company, L.P. has a fuel transportation agreement with Berkshire Gas Company, an unaffiliated entity which leases a section of pipeline serving the Facility from Berkshire Feedline Acquisition Limited Partnership. Berkshire Feedline Acquisition Limited Partnership receives lease payments of approximately $1.8 million per annum on this section of pipeline.

Pittsfield Generating Company, L.P. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.

4.2. SELKIRK COGEN PARTNERS, L.P. (EWG)

a) Selkirk Cogen Partners, L.P.
24 Power Park Drive
Selkirk, NY 12158

Selkirk Cogen Partners, L.P. Unit I is an 80 MW natural gas fired dispatchable cogeneration facility selling power to Niagara Mohawk Power Corporation. Selkirk Cogen Partners, L.P. Unit II is a 265 MW natural gas fired dispatchable cogeneration facility (Unit I and Unit II together, the "Facility") selling power to Consolidated Edison Company of New York, Inc.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Power Group, LLC, which owns 89% of Beale Generating Company, which owns 100% of JMC Selkirk Holdings, Inc., which owns 100% of JMC Selkirk, Inc. and 100% of JMCS I Holdings, Inc. JMC Selkirk, Inc. directly holds .0911% and 1.9506% general partner and limited partner interests, respectively, in Selkirk Cogen Partners, L.P. JMC Selkirk, Inc also holds a 46.57% limited partnership interest in PentaGen Investors, L.P., and JMCS I Holdings, Inc. holds a .50% general partner interest and 2.93% limited partner interest in PentaGen Investors, L.P. PentaGen Investors, L.P. holds a 5.2502% limited partner interest in Selkirk Cogen Partners, L.P.

c) JMC Selkirk, Inc. and PentaGen Investors, L.P. made equity contributions of $1,058,355 and $3,666,445, respectively, on October 21, 1992. Unit I of the Facility went into commercial operation on April 17, 1992. Unit II of the Facility went into commercial operation on September 1, 1994. Enterprises acquired an interest in the Facility on August 26, 1994, as a result of the acquisition of J. Makowski Company, Inc. by its second-tier subsidiary, Beale Generating Company.

d) Total equity as of December 31, 2001 = ($55,783,220).
Net income for the twelve months ended December 31, 2001 = $38,365,602.

e) JMCS I Management, Inc. provides administrative services to Selkirk Cogen Partners, L.P. JMCS I Management, Inc. charges a contractually established hourly rate which covers its labor costs (including salary and benefits), overhead, and profit.

Selkirk Cogen Partners, L.P. has gas enabling agreements with PG&E Energy Trading - Gas Corporation, Pittsfield Generating Company, and MASSPOWER pursuant to which it may enter into non-firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

Selkirk Cogen Partners, L.P. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.

4.3. LOGAN GENERATING COMPANY, L.P. (EWG)

a) Logan Generating Company, L.P
Box 169-C, Route 130 South
Swedesboro, NJ 08085

Logan Generating Company, L.P. is a 225 MW pulverized coal fired dispatchable generation facility (the "Facility") selling power to Connectiv.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Power Group, LLC, which owns 100% of Eagle Power Corporation. Eagle Power Corporation is a 49% general and 1% limited partner in Logan Generating Company, L.P.

c) Eagle Power Corporation made a capital contribution of $36,249,978 to Logan Generating Company, L.P. on October 31, 1994. Enterprises, through PG&E National Energy Group Holdings Corporation (formerly PG&E Shareholdings, Inc.), PG&E Generating Company, LLC, PG&E Generating Power Group, LLC, and Eagle Power Corporation, owns a 50% interest in Logan Generating Company, L.P. which leases the Facility from Keystone Urban Renewal Limited Partnership. The Facility went into commercial operation on September 22, 1994.

d) Total equity as of December 31, 2001 = $113,260,469.
Net income after taxes for the twelve months ended December 31, 2001 = $32,879,855.

e) PG&E National Energy Group Company provides management services to Logan Generating Company, L.P. PG&E National Energy Group Company earns a base fee of $400,000 per annum.

PG&E Operating Services Company provides operations and maintenance services to Logan Generating Company, L.P. PG&E Operating Services Company earns a base fee of $500,000 per annum plus performance bonuses.

Logan Generating Company, L.P. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.

4.4. HERMISTON GENERATING COMPANY, L.P. (EWG)

a) Hermiston Generating Company, L.P.
Box 930
Hermiston, OR 97838

Hermiston Generating Company, L.P. is a 474 MW natural gas-fired dispatchable cogeneration facility (the "Facility") selling power to PacifiCorp. PacifiCorp owns a 50% undivided interest in the Facility.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Power Group, LLC, which owns 100% each of Larkspur Power Corporation and Buckeye Power Corporation. Larkspur Power Corporation is a 79% general and 1% limited partner, and Buckeye Power Corporation is a 20% general partner, in Hermiston Generating Company, L.P.

c) Larkspur Power Corporation made a capital contribution of $30,852,148 to Hermiston Generating Company, L.P. on October 30, 1996. Buckeye Power Corporation made a capital contribution of $7,713,037 to Hermiston Generating Company, L.P. on October 30, 1996. Enterprises, through PG&E National Energy Group Holdings Corporation (formerly PG&E Shareholdings, Inc.), PG&E Generating Company, LLC, PG&E Generating Power Group, LLC, Larkspur Power Corporation, and Buckeye Power Corporation, owns a 100% interest in Hermiston Generating Company, L.P. which owns a 50% undivided interest in the Facility. The Facility went into commercial operation on July 1, 1996.

d) Total equity as of December 31, 2001 = $56,015,766
Net income for the twelve months ended December 31, 2001 = $13,717,665.

e) PG&E National Energy Group Company provides management services to Hermiston Generating Company, L.P. PG&E National Energy Group Company earns a base fee of $250,000 per annum.

PG&E Operating Services Company provides operations and maintenance services to Hermiston Generating Company, L.P. PG&E Operating Services Company earns a base fee of $900,000 per annum plus performance bonuses.

PG&E Gas Transmission, Northwest Corporation provides gas transmission services to Hermiston Generating Company, L.P. PG&E Gas Transmission, Northwest Corporation earns a fixed and variable charge based upon the volume of gas transported resulting in revenues of $2.5 million for the year-ended December 31, 2001.

4.5. MASSPOWER (EWG)

a) MASSPOWER
750 Worcester Street
Indian Orchard, MA 01151

MASSPOWER is a 240 MW natural gas-fired combined cycle cogeneration facility located in Springfield, MA, selling power to Boston Edison Company, Commonwealth Electric Company and Massachusetts Municipal Wholesale Electric Company, and selling steam to Monsanto Company.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Power Group LLC, which owns 89.1% of Beale Generating Company, which owns 100% of Indian Orchard Generating Company, Inc., which holds a 49% membership interest in MASSPOWER, L.L.C., which holds a 30% general partner interest in MASSPOWER.

c) Capital contributions of $11,400,00 were made to MASSPOWER on September 1, 1993 by MASSPOWER, Inc. and Springfield Generating Company, L.P. The facility went into commercial operations on September 1, 1993.

d) Total equity as of December 31, 2001 = $14,320,925.
Net income for the twelve months ended December 31, 2001 = $109,055,881.

e) J. Makowski Services, Inc. provides administrative services to MASSPOWER. J. Makowski Services, Inc. charges a contractually established hourly rate that covers its labor costs (including salary and benefits), overhead and profit.

MASSPOWER has gas enabling agreements with Selkirk Cogen Partners, L.P., Pittsfield Generating Company, L.P., and PG&E Energy Trading - Gas Corporation pursuant to which it may enter into non firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

MASSPOWER has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.

4.6. MILLENNIUM POWER PARTNERS, L.P. (EWG)

a) Millennium Power Partners, L.P
10 Sherwood Lane
Charlton, Massachusetts 01507

Millennium Power Partners, L.P. achieved substantial completion and commenced commercial operations in Spring 2001. Millennium Power Partners, L.P. is a nominal 360 MW natural gas-fired combined cycle merchant power facility that sells power into the New England Power Pool on a spot basis as well as under short-to medium-term bilateral contracts.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly, PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC , which owns 100% of Osprey Power Corporation, which owns 100% of Magnolia Power Corporation. Magnolia Power Corporation is a 50% general partner and Osprey Power Corporation is a 49.5% general partner and 0.5% limited partner in Millennium Power Partners, L.P.

c) Capital contributions are $68,446,345.68 each from Osprey Power Corporation and Magnolia Power Corporation. Plant construction was financed through loans from PG&E Generating Company, LLC or its subsidiaries.

d) Total equity as of December 31, 2001 = $122,931,216.
Net income (loss) for the twelve months ended December 31, 2001 = ($211,402).

e) PG&E National Energy Group Holdings Corporation (formerly, PG&E Shareholdings, Inc.) provides management services to Millennium Power Partners, L.P. and charges a contractual rate for management services.

PG&E Operating Services Company provides operations and maintenance services to Millennium Power Partners, L.P. PG&E Operating Services Company earns a base fee of $350,000 per annum plus performance bonuses.

Millennium Power Partners, L.P. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.

Millennium Power Partners, L.P. has an enabling agreement with PG&E Energy Trading - Gas Corporation pursuant to which it may enter into non firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

4.7. CEDAR BAY GENERATING COMPANY, LIMITED PARTNERSHIP. (EWG)

a) Cedar Bay Generating Company, L.P
9640 Eastport Road
Jacksonville, FL 32218

Cedar Bay Generating Company, Limited Partnership owns and operates a 250 MW coal-fired  electric generating facility in Jacksonville, Florida, selling power to Florida Power & Light  Company, and selling steam to Smurfit Stone Container Corporation.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly, PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Power Group LLC, which owns 100% of Raptor Holdings Company, which owns 80.12% of Gray Hawk Power Corporation, which owns 100% of Cedar Bay Cogeneration, Inc. Cedar Bay Cogeneration, Inc. is a 78% general partner and a 2% limited partner in Cedar Bay Generating Company, L.P.

c) Raptor Holdings Company made a total capital contribution of $44,000,000 for approximately 80% of voting common stock of Gray Hawk Corporation in 1994. Gray Hawk Power Corporation is capitalized with voting common stock, non-voting common stock, and preferred stock. Raptor Holdings Company, through Gray Hawk Power Corporation, and Cedar Bay Cogeneration, Inc. owns an approximate 64% net voting interest in Cedar Bay Generating Company, L.P. The facility went into commercial operation on January 25, 1994.

d) Total equity as of December 31, 2001 = ($53,534,025).
Net income (loss) for the twelve months ended December 31, 2001 = ($6,024,959).

e) PG&E National Energy Group Company provides management services to Cedar Bay Generating Company, Limited Partnership. PG&E National Energy Group Company charges a contractual rate for management services.

f) PG&E Operating Services Company provides operations and maintenance services to Cedar Bay Generating Company, Limited Partnership. PG&E Operating Services Company charges a contractual amount for their services.

4.8. NORTHAMPTON GENERATING COMPANY, L.P. (EWG)

a) Northampton Generating Company, L.P.
One Horwith Drive
Northampton, PA 18067

Northampton Generating Company, L.P. owns and operates an approximately 98 MW anthracite waste coal-fired electric generating facility in Northampton, Pennsylvania, selling power to Metropolitan Edison Company, and selling steam to unrelated industrial operations.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly, PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Power Group LLC, which owns 100% of Jaeger Power Corporation. Jaeger Power Corporation is a 48% general partner and a 2% limited partner in Northampton Generating Company, L.P.

c) Jaeger Power Corporation made a capital contribution of $20,193,000 to Northampton Generating Company, L.P. on October 1, 1995. Enterprises, through PG&E National Energy Group Holdings Corporation (formerly, PG&E Shareholdings, Inc.), PG&E Generating Company, LLC, PG&E Generating Power Group, LLC, and Jaeger Power Corporation, owns a 50% interest in Northampton Generating Company, L.P. The facility went into commercial operation on August 28, 1995.

d) Total equity as of December 31, 2001 = $44,993,448.
Net income for the twelve months ended December 31, 2001 = ($2,172,169).

e) PG&E National Energy Group Company provides management services to Northampton Generating Company, L.P. PG&E National Energy Group Company charges a contractual rate for management services.

PG&E Operating Services Company provides operations and maintenance services to Northampton Generating Company, L.P. PG&E Operating Services Company charges a contractual amount for their services.

4.9. SCRUBGRASS GENERATING COMPANY, L.P. (EWG)

a) Scrubgrass Generating Company, L.P.
RR1 Lisbon Road
Kennerdell, PA 16374

Scrubgrass Generating Company, L.P. leases an 87 MW waste coal-fired electric generating facility in Venango County, Pennsylvania, to Buzzard Power Corporation.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly, PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Power Group LLC, which owns 100% of Falcon Power Corporation, which owns 100% of Scrubgrass Power Corp. Falcon Power Corporation is a 24.63% general partner and a .5% limited partner, and Scrubgrass Power Corp. is a 24.87% general partner, in Scrubgrass Generating Company, L.P.

c) Falcon Power Corporation, on a consolidated basis, made a total capital contribution of $21,170,000 to Scrubgrass Generating Company, L.P. in 1993. Enterprises, through PG&E National Energy Group Holdings Corporation (formerly, PG&E Shareholdings, Inc.), PG&E Generating Company, LLC, PG&E Generating Power Group, LLC, and Falcon Power Corporation, owns a 50% interest in Scrubgrass Generating Company, L.P. The facility went into commercial operation on October 15, 1993.

d) Total equity as of December 31, 2001 = $82,963,597.
Net income for the twelve months ended December 31, 2001 = $10,128,162.

e) PG&E National Energy Group Company provides management services to Scrubgrass Generating Company, L.P. PG&E National Energy Group Company charges a contractual rate for management services.

PG&E Operating Services Company provides operations and maintenance services to Scrubgrass Generating Company, L.P. PG&E Operating Services Company charges a contractual amount for their services.

4.10. INDIANTOWN COGENERATION, L.P. (EWG)

a) Indiantown Cogeneration, L.P.
13303 SW Silver Fox Lane
Indiantown, FL 34956

Indiantown Cogeneration, L.P. owns and operates a 330 MW coal-fired electric generating facility in Indiantown, Florida, selling power to Florida Power & Light Company, and selling steam to Caulkins Indiantown Citrus Co.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly, PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Power Group LLC, which owns 100% of Toyan Enterprises. Toyan Enterprises is a 30.05% limited partner in Indiantown Cogeneration, L.P. and a 24.81% general partner in Indiantown Project Investment Partnership, L.P., which is a 19.95% general partner in Indiantown Cogeneration, L.P.

c) Toyan Enterprises, on a consolidated basis, made a capital contribution of $67,200,000 for a 48% equity interest to Indiantown Cogeneration, L.P. on December 26, 1995. A portion of the original 48% equity interest was sold to a third party during 1999. Enterprises, through PG&E National Energy Group Holdings (formerly PG&E Shareholdings, Inc.), PG&E Generating Company, LLC, PG&E Generating Power Group, LLC, and Toyan Enterprises, currently owns a 35% interest in Indiantown Cogeneration, L.P. The facility went into commercial operation on December 22, 1995.

d) Total equity as of December 31, 2001 = $88,874,444.
Net income for the twelve months ended December 31, 2001 = $16,294,769.

e) PG&E National Energy Group Company provides management services to Indiantown Cogeneration, L.P. PG&E National Energy Group Company charges a contractual rate for management services.

PG&E Operating Services Company provides operations and maintenance services to Indiantown Cogeneration, L.P. PG&E Operating Services Company charges a contractual rate for their services.

Indiantown Cogeneration, L.P. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.

4.11. ATHENS GENERATING COMPANY, L.P. (EWG)

a) Athens Generating Company, L.P.
24 Second Street
Athens, NY 12015

Athens Generating Company, L.P. is currently constructing a 1,080 MW natural gas-fired electric generating merchant power facility in Athens, New York, with commercial operation expected in the summer of 2003.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly, PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% of GenHoldings I, LLC, which owns 100% each of Black Hawk Power Corporation and Peach I Power Corporation. Black Hawk Power Corporation is a 49% general partner and 2% limited partner, and Peach I Power Corporation is a 49% general partner, in Athens Generating Company, L.P.

c) Toyan ECapital Contributions are $106,936,624 from Black Hawk Power Corporation and $102,743,030 from Peach I Power Corporation. Plant construction is being financed through loans from GenHoldings I, LLC.

d) Total equity as of December 31, 2001 = $209,679,654.
Net income for the twelve months ended December 31, 2001 = $0.

e) PG&E National Energy Group Company provides operation, maintenance and management services to Athens Generating Company, L.P. PG&E National Energy Group Company charges a contractual rate for their services.

Athens Generating Company, L.P. has electric and gas purchase/sale agreements with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity, purchases of natural gas, and purchase and sell other ancillary services from time to time.

4.12. LA PALOMA GENERATING COMPANY, LLC (EWG)

a) La Paloma Generating Company, LLC
1760 W. Skyline Road
McKittrick, CA 93251

La Paloma Generating Company, LLC is currently constructing a 1,020 MW gas-fired electric generating merchant power facility in Kern County, California. It anticipates selling power into the California market on a spot basis as well as under short-to-medium term bilateral contracts.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly, PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% each of La Paloma Power Corporation and PG&E Generating Energy Holdings, Inc. PG&E Generating Energy Holdings, Inc. owns a 1% membership interest and La Paloma Power Corporation owns a 99% membership interest in La Paloma Generating Company, LLC.

c) The La Paloma Project is being financed through a synthetic lease. La Paloma Generating Company, LLC, has not been capitalized.

d) Total equity as of December 31, 2001 = ($51,807,560).
Net income for the twelve months ended December 31, 2001 = ($44,630).

e) PG&E National Energy Group Company provides operation, maintenance and management services to La Paloma Generating Company, LLC. PG&E National Energy Group Company charges a contractual rate for their services.

La Paloma Generating Company, LLC has electric and gas purchase/sale agreements with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity, purchases of natural gas, and purchase and sell other ancillary services from time to time.

La Paloma Generating Company, LLC has entered into an interconnection agreement with Pacific Gas and Electric Company whereby La Paloma Generating Company, LLC interconnects the facility with the electric transmission grid in Pacific Gas and Electric Company's franchise territory.

4.13. LAKE ROAD GENERATING COMPANY, L.P. (EWG)

a) Lake Road Generating Company, L.P.
56 Alexander Parkway
Dayville, CT 06241

Lake Road Generating Company, L.P. is currently under construction, with commercial operation expected in the second quarter of 2002. Lake Road Generating Company, L.P. will be a nominal 792 MW natural gas-fired combined cycle merchant power facility which anticipates selling power into the New England Power Pool on a spot basis as well as under short-to medium-term bilateral contracts.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% of both Peach IV Power Corporation and Black Hawk III Power Corporation. Peach IV Power Corporation is a 49% general partner and Black Hawk III Power Corporation is a 49% general partner and 2% limited partner in Lake Road Generating Company, L.P.

c) The Lake Road Project is being financed through a synthetic lease. Lake Road Generating Company, L.P., has not been capitalized.

d) Total equity as of December 31, 2001 = ($37,600,768).
Net income for the twelve months ended December 31, 2001 = $0.

e) PG&E National Energy Group Company provides operations, management, and maintenance services to Lake Road Generating Company, L.P. PG&E National Energy Group Company charges a contractual rate for management services.

Lake Road Generating Company, L.P. has an Electric Purchase/Sale Agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.

Lake Road Generating Company, L.P. has Firm Gas Purchase/Sale Agreement with PG&E Energy Trading Power, L.P. pursuant to which it may enter gas purchase and sales transactions at market pricing, from time to time.

4.14. MANTUA CREEK GENERATING COMPANY, L.P. (EWG)

a) Mantua Creek Generating Company, L.P.
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Mantua Creek Generating Company, L.P. is currently developing an 800 MW natural gas-fired electric generating merchant power facility in West Deptford, New Jersey.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly, PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% each of Plover Power Corporation and Beech Power Corporation. Plover Power Corporation is a 49% general partner and 2% limited partner, and Beech Power Corporation is a 49% general partner, in Mantua Creek Generating Company, L.P.

c) Mantua Creek Generating Company, L.P., has not been capitalized. The construction of Mantua Creek Generating Company, L.P. is fully funded through an inter-company loan from the parent of Enterprises, PG&E National Energy Group, Inc.

d) Total equity as of December 31, 2001 = $100.
Net income for the twelve months ended December 31, 2001 = $0.

e) N/A

4.15. OKEECHOBEE GENERATING COMPANY, LLC (EWG)

a) Okeechobee Generating Company, LLC
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Okeechobee Generating Company, LLC is currently developing a 550 MW natural gas-fired electric generating merchant power facility in Okeechobee, Florida.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly, PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% each of Okeechobee Power Corporation and PG&E Generating Energy Holdings, Inc. PG&E Generating Energy Holdings, Inc. owns a 1% membership interest and Okeechobee Power Corporation owns a 99% membership interest in Okeechobee Generating Company, LLC.

c) Project is in the development stage. Okeechobee Generating Company, LLC, has not been capitalized.

d) Total equity as of December 31, 2001 = $100.
Net income for the twelve months ended December 31, 2001 = $0.

e) N/A

4.16. USGEN NEW ENGLAND, INC. (EWG)

a) USGen New England, Inc.
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

USGen New England, Inc. owns and operates 17 generating facilities comprising of approximately 3,962 megawatts of generation, selling power in the New England area markets.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly, PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% of USGen New England, Inc.

c) On September 1, 1998, USGen New England, Inc. completed the acquisition of a portfolio of electric generating assets and power supply contracts from the New England Electric System. PG&E Generating Company, LLC, through PG&E Generating Power Group, LLC, made an equity contribution of $1,343,960,000 in USGen New England, Inc. in order to execute the transaction. PG&E Corporation, through PG&E Enterprises and PG&E National Energy Group Holdings Corporation (formerly, PG&E Shareholdings, Inc.) made a $425,000,000 equity contribution to PG&E Generating Company, LLC, in connection with the acquisition. USGen New England, Inc. also assumed liabilities of approximately $1,350,000,000.

d) Total equity as of December 31, 2001 = $1,315,043,565.
Net income for the twelve months ended December 31, 2001 = $100,205,011.

e) PG&E National Energy Group Company provides management services to USGen New England, Inc. PG&E National Energy Group Company charges a contractual rate for management services.

USGen New England, Inc. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.

4.17. PG&E DISPERSED GENERATING COMPANY, LLC (EWG)

a) PG&E Dispersed Generating Company, LLC
7500 Old Georgetown Road13th Floor
Bethesda, MD 20814-6161

PG&E Dispersed Generating Company, LLC is currently operating small peaker facilities in Ohio and California.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly, PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% each of PG&E Dispersed Power Corporation and PG&E Generating Energy Holdings, Inc. PG&E Generating Energy Holdings, Inc. owns a 1% membership interest and PG&E Dispersed Power Corporation owns a 99% membership interest in PG&E Dispersed Generating Company, LLC.

c) In February 2000, PG&E Dispersed Power Corporation and PG&E Generating Energy Holdings, Inc. made an initial equity contribution of $22,338,863 and $225,645, respectively. At various dates in 2000 and 2001, additional equity contributions of $159,729,123 and $1,613,426 were made by PG&E Dispersed Power Corporation and PG&E Generating Energy Holdings, Inc., respectively.

d) Total equity as of December 31, 2001 = ($165,013,628).
Net income for the twelve months ended December 31, 2001 = ($8,188,162).

e) PG&E National Energy Group Company provides operation, maintenance and management services to PG&E Dispersed Generating Company, LLC. PG&E National Energy Group Company charges a contractual rate for their services.

PG&E Dispersed Generating Company, LLC has electric and gas purchase/sale agreements with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity, purchases of natural gas, and purchase and sale other ancillary services from time to time.

4.18. LIBERTY GENERATING COMPANY, LLC (EWG)

a) Liberty Generating Company, LLC
7500 Old Georgetown Road 13th Floor
Bethesda, MD 20814-6161

Liberty Generating Company, LLC is currently developing a 1,100 MW natural gas-fired electric generating merchant power facility in Linden, New Jersey.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly, PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% each of Liberty Generating Corporation and PG&E Generating Energy Holdings, Inc. PG&E Generating Energy Holdings, Inc. owns a 1% membership interest and Liberty Generating Corporation owns a 99% membership interest in Liberty Generating Company, LLC.

c) Project is in the development stage. Liberty Generating Company, LLC, has not been capitalized.

d) Total equity as of December 31, 2001 = $100.
Net income for the twelve months ended December 31, 2001 = $0.

e) N/A

4.19. BADGER GENERATING COMPANY, LLC (EWG)

a) Badger Generating Company, LLC
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Badger Generating Company, LLC is currently developing a 1,100 MW natural gas-fired electric generating merchant power facility in Pleasant Prairie, Wisconsin.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly, PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% each of Badger Power Corporation and PG&E Generating Energy Holdings, Inc. PG&E Generating Energy Holdings, Inc. owns a 1% membership interest and Badger Power Corporation owns a 99% membership interest in Badger Generating Company, LLC.

c) Project is in the development stage. Badger Generating Company, LLC, has not been capitalized.

d) Total equity as of December 31, 2001 = $100.
Net income for the twelve months ended December 31, 2001 = $0.

e) N/A

4.20. MADISON WINDPOWER LLC (EWG)

a) Madison Windpower LLC
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Madison Windpower, LLC is currently operating a 12MW wind-powered merchant power facility in Madison, New York.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly, PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% each of Madison Wind Power Corporation and PG&E Generating Energy Holdings, Inc. PG&E Generating Energy Holdings, Inc. owns a 1% membership interest and Madison Wind Power Corporation owns a 99% membership interest in Madison Windpower LLC.

c) Capital contributions of $15,810,300 and $159,700 were made by Madison Wind Power Corporation and PG&E Generating Energy Holdings, Inc., respectively.

d) Total equity as of December 31, 2001 = $15,783,524.
Net income for the twelve months ended December 31, 2001 = $99,148.

e) PG&E National Energy Group Company provides operation, maintenance and management services to Madison Windpower LLC. PG&E National Energy Group Company charges a contractual rate for their services.

4.21. COVERT GENERATING COMPANY, LLC (EWG)

a) Covert Generating Company, LLC
26000 77th Street
Covert, MI 49043

Covert Generating Company, LLC is currently constructing a 1,170 MW natural gas-fired electric generating merchant power facility in Covert Township, Michigan.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly, PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% each of Covert Power Corporation and PG&E Generating Energy Holdings, Inc. PG&E Generating Energy Holdings, Inc. owns a 1% membership interest and Covert Power Corporation owns a 99% membership interest in Covert Generating Company, LLC.

c) Covert Generating Company, LLC, has not been capitalized. Plant construction is fully funded by debt.

d) Total equity as of December 31, 2001 = ($5,060).
Net income for the twelve months ended December 31, 2001 = ($5,160).

e) PG&E National Energy Group Company provides operation, maintenance and management services to Covert Generating Company, LLC. PG&E National Energy Group Company charges a contractual rate for their services.

4.22. ATTALA GENERATING COMPANY, LLC

a) Attala Generating Company, LLC
2500 Attala Road
Sallis, MS 39160

Attala Generating Company, LLC is operating a 526 MW natural gas-fired electric generating merchant power facility in Sallis, Mississippi.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group, LLC, which owns 100% of Attala Power Corporation, which owns 100% of Attala Generating Company, LLC.

c) On September 28, 2000, Attala Power Corporation purchased $311 million of Attala Generating Company, LLC. The acquisition was primarily funded by a loan from PG&E Corporation. During 2000 and 2001, Attala Generating Company, LLC incurred additional construction costs of approximately $43.2 million which was funded by PG&E national Energy Group, Inc. On December 2001, the intercompany debt from PG&E National Energy Group, Inc. was converted to equity contribution through Attala Power Corporation.

d) Total equity as of December 31, 2001 =$26,098,041.
Net income for the twelve months ended December 31, 2001 = ($17,078,437).

e) PG&E National Energy Group Company provides operation, maintenance and management services to Attala Generating Company, LLC. PG&E National Energy Group Company charges a contractual rate for their services.

Attala Generating Company, LLC has electric and gas purchase/sale agreements with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity, purchases of natural gas, and purchase and sell other ancillary services from time to time.

4.23. HARQUAHALA GENERATING COMPANY, LLC

a) Harquahala Generating Company, LLC
2530 N. 491st Avenue
Tonopah, AZ 85354

Harquahala Generating Company, LLC is currently constructing a 1,092 MW natural gas-fired electric generating merchant power facility in Tonopah, Arizona.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group, LLC, which owns 100% of GenHoldings I, LLC, which owns 100% of Harquahala Power Corporation. GenHoldings I, LLC owns a 1% membership interest and Harquahala Power Corporation owns a 99% membership interest in Harquahala Generating Company, LLC.

c) In December 2001, Harquahala Power Corporation and GenHoldings I, LLC made an initial equity contributions of $18,193,410 and $183,772, respectively. Plant construction is funded through loans from GenHoldings I, LLC.

d) Total equity as of December 31, 2001 =$18,362,311.
Net income for the twelve months ended December 31, 2001 = ($14,871).

e) PG&E National Energy Group Company provides operation, maintenance and management services to Harquahala Generating Company, LLC. PG&E National Energy Group Company charges a contractual rate for their services.

Harquahala Generating Company, LLC has electric and gas purchase/sale agreements with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity, purchases of natural gas, and purchase and sell other ancillary services from time to time.

4.24. MOUNTAIN VIEW POWER PARTNERS, LLC

a) Mountain View Power Partners, LLC
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Mountain View Power Partners, LLC is currently operating a 44 MW wind power facility in San Gorgonio Pass, California.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group, LLC, which owns 100% of San Gorgonio Power Corporation, which owns 100% of Mountain View Power Partners, LLC.

c) On September 17, 2001, San Gorgonio Power Corporation completed the acquisition of Mountain View Power Partners, LLC. In order to execute the transaction, San Gorgonio Power Corporation made an initial equity contribution of $51,911,496.

d) Total equity as of December 31, 2001 =$55,117,993.
Net income for the twelve months ended December 31, 2001 = 474,215.

e) Mountain View Power Partners, LLC has an electric purchase/sale agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity.

4.25. MOUNTAIN VIEW POWER PARTNERS II, LLC

a) Mountain View Power Partners II, LLC
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814-6161

Mountain View Power Partners II, LLC is operating a 22 MW wind power facility in the San Gorgonio Pass, California.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group, LLC, which owns 100% of San Gorgonio Power Corporation, which owns 100% of Mountain View Power Partners II, LLC.

c) On September 28, 2001, San Gorgonio Power Corporation completed the acquisition of Mountain View Power Partners II, LLC. San Gorgonio made an initial equity contribution of $29,851,161

d) Total equity as of December 31, 2001 =$30,095,314.
Net income for the twelve months ended December 31, 2001 = 234,153.

e) Mountain View Power Partners II, LLC has an electric purchase/sale agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity.

4.26. PLAINS END, LLC

a) Plains End, LLC
8750 Highway 93
Golden, CO 80402

Plains End, LLC is currently constructing a 111 MW small peaker facility in Colorado.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group, LLC, which owns 100% each of PG&E Dispersed Power Corporation and PG&E Generating Energy Holdings, Inc. PG&E Generating Energy Holdings, Inc. owns a 1% membership interest and PG&E Dispersed Power Corporation owns a 99% membership interest in PG&E Dispersed Generating Company, LLC, which owns 100% of Plains End, LLC.

c) At various dates in 2001, Dispersed Generating company, LLC made equity contributions of $16,225,000 which is 20 percent of the total estimated construction costs. The remainder of the construction costs will be funded by debt.

d) Total equity as of December 31, 2001 =$18,362,311.
Net income for the twelve months ended December 31, 2001 = ($14,871).

d) Total equity as of December 31, 2001 =$16,838,622.

Net income for the twelve months ended December 31, 2001 = ($355,037).

e) PG&E Dispersed Generating Company, LLC provides operation, maintenance and management services to Plains End, LLC. PG&E Dispersed Generating Company, LLC charges a contractual rate for their services.

4.27. SPENCER STATION GENERATING COMPANY, L.P.

a) Spencer Station Generating Company, L.P.
1701 A Spencer Road
Denton, TX 76205

Spencer Station Generating Company, L.P. is currently operating a 178 MW natural gas-fired electric generating merchant power facility in Denton, Texas.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation (formerly PG&E Shareholdings, Inc.), which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group, LLC, which owns 100% each of Spencer Station Power Corporation and PG&E Generating Energy Holdings, Inc. PG&E Generating Energy Holdings, Inc. owns a 2% general partnership interest and Spencer Station Power Corporation owns a 98% limited partnership interest in Spencer Station Generating Company, L.P.

c) On June 29, 2001, Spencer Station Power Corporation completed the acquisition of Spencer Station Generating Company, L.P. The acquisition was initially funded through a loan from PG&E National Energy Group, Inc. of $11,912,544. On November 2001, $4,765,000 of the initial loan amount was converted to equity by an equity contribution through Spencer Station Power Corporation.

d) Total equity as of December 31, 2001 =($2,377,420).
Net income for the twelve months ended December 31, 2001 = ($7,142,420).

e) Spencer Station Generating Company, L.P. has electric and gas purchase/sale agreements with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity, purchases of natural gas, and purchase and sell other ancillary services from time to time.

PG&E CORPORATION

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this eighteenth day of March, 2002.

PG&E Corporation
By	CHRISTOPHER P. JOHNS

CHRISTOPHER P. JOHNS Senior Vice President and Controller

Corporate Seal

Attest:
LINDA Y. H. CHENG

LINDA Y. H. CHENG
Corporate Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed.

Christopher P. Johns Senior Vice President and Controller PG&E Corporation One Market, Spear Tower, Suite 2400 San Francisco, CA 94105

Exhibit Index
Exhibit No.	Description of Exhibit

Exhibit A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

Exhibit C	An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.